SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER
PURSUANT TO RULE 13a-16 OR 15a-16 OF
THE SECURITIES EXCHANGE ACT OF 1934

Report on Form 6-K dated

August 9, 2017

Partner Communications Company Ltd.
(Translation of Registrant’s Name Into English)

8 Amal Street
Afeq Industrial Park
Rosh Ha’ayin 48103
Israel

(Address of Principal Executive Offices)

(Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.)

Form 20-F ☒  Form 40-F  ☐

(Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the
Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.)

Yes ☐  No ☒

(If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82-______)

This Form 6-K is incorporated by reference into the Company’s Registration Statements on Form S-8 filed with the Securities and Exchange Commission on December 4, 2002 (Registration No. 333-101652), September 5, 2006 (Registration No. 333-137102), September 11, 2008 (Registration No. 333-153419), August 17, 2015 (Registration No. 333-206420), November 12, 2015 (Registration No. 333-207946) and on March 14, 2016 (Registration No. 333-210151)

Enclosure: Partner Communications announces the commencement of the commerical phase and acceleration of its fiber optic network deployment

PARTNER COMMUNICATIONS ANNOUNCES THE
COMMENCEMENT OF THE COMMERICAL PHASE AND
ACCELERATION OF ITS
FIBER OPTIC NETWORK DEPLOYMENT

ROSH HA'AYIN, Israel, August 9, 2017 - Partner Communications Company Ltd. ("Partner" or "the Company") (NASDAQ and TASE: PTNR), a leading Israeli communications operator, announces today following a pilot stage, the commencement of the commercial phase and acceleration of its fiber optic network deployment.

Following the Company's report dated June 21, 2016, with respect to the deployment of an independent fixed-line infrastructure using fiber optics, Partner announces that over the last few months it has significantly increased the deployment rollout of the fiber optics in various cities throughout the country and has reached tens of thousands of households, as an expansion of the existing deployment that includes thousands of kilometers of fiber optics, with a presence in business centers and many cities throughout the country. In addition, as part of the Company's deployment plan, Partner intends to double its household reach by the end of the year.

The Company's investment in the fiber optic network is part of the Company's strategy to maintain its technological leadership in the market. The fiber optic network enables the Company, as a comprehensive communications group, to offer higher internet speeds in Israel and to offer additional advanced services, such as high quality TV services.

For further information please see the Company's press release and immediate report (on Form 6-K) dated June 21, 2016 at:

https://www.sec.gov/Archives/edgar/data/1096691/000117891316005715/0001178913-16-005715-index.htm or http://maya.tase.co.il/reports/details/1041592 and the Company's Annual Report on Form 20-F for the year ended December 31, 2016 – "Item 4. Business Overview".

Forward-Looking Statements
This press release includes forward-looking statements, as this term is defined in Section 27A of the US Securities Act of 1933, as amended, Section 21E of the US Securities Exchange Act of 1934, as amended, and the safe-harbor provisions of the US Private Securities Litigation Reform Act of 1995. Words such as “will”, "believe", "anticipate", "expect", "intend", "strive", "seek", "plan", "could", "may", "foresee", "target", "objective", "goal", declensions thereof and similar expressions typically convey forward-looking statements, but these words are not the only words that convey these statements. We have based these forward-looking statements on our current knowledge and our present beliefs and projections regarding possible future events. These forward-looking statements include the Company's expectations regarding the scope and quality of services that the Company will be able to offer its customers in the future and the number of households the network will reach by the end of the year. These statements are subject to risks, uncertainties and assumptions, including the dependency of the Company's fiber optic based infrastructure project, among others, on the regulator's assistance and steps that the regulator will take to ensure we will not be blocked in establishing our new and advanced network and the extent to which the project will expand the Company's ability to offer its customers various advanced technological and high quality services.

About Partner Communications
Partner Communications Company Ltd. ("Partner") is a leading Israeli provider of telecommunications services (cellular, fixed-line telephony, internet and television services). Partner’s ADSs are quoted on the NASDAQ Global Select Market™ and its shares are traded on the Tel Aviv Stock Exchange (NASDAQ and TASE: PTNR).

For more information about Partner see:
http://www.partner.co.il/en/Investors-Relations/lobby/

Contacts:
Mr. David (Dudu) Mizrahi Chief Financial Officer Tel: +972-54-781-4951	Ms. Liat Glazer Shaft Head of Investor Relations & Corporate Projects Tel: +972-54-781-5051 E-mail: investors@partner.co.il

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this Current Report to be signed on its behalf by the undersigned, thereunto duly authorized.

Partner Communications Company Ltd.

By:	/s/ David (Dudu) Mizrahi
Name: David (Dudu) Mizrahi
Title: Chief Financial Officer

Dated: August 9, 2017